One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
404-881-7000
Fax: 404-881-7777
www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com
July 3, 2008
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. Duc Dang
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Moody National REIT I, Inc.
Registration Statement on Form S-11
File No. 333-150612
Filed May 2, 2008
Dear Mr. Dang:
     This letter sets forth the responses of our client, Moody National REIT I, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), in your letter dated June 5, 2008 regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). For your convenience, we have set forth below each of your comments (or requests) followed by the relevant response. The Issuer has filed today Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR which reflects the responses below. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 1.
General
1.	Comment: Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.
Response: Please be advised that the Issuer has not yet prepared promotional material or sales literature, including material that will be used only by broker-

Mr. Duc Dang
July 3, 2008

dealers. The Issuer will provide copies of all such materials to the Staff as soon as they become available pursuant to Item 19.B of Industry Guide 5.
2.	Comment: Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.
Response: The Issuer understands that it is responsible for analyzing the applicability of the tender offer rules to its share redemption program and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. The Issuer intends to submit a request for exemption under Rule 13e-4 and Regulation 14E to the Division’s Office of Mergers and Acquisitions.
Prospectus Cover Page
3.	Comment: Please revise to ensure that the cover page is limited to one page.
Response: Please be advised that the cover page has been limited to one page.
4.	Comment: Considering this is a best efforts offering as disclosed in your narrative, please revise to remove the bold faced, all caps, and centered presentation of your manager dealer at the bottom of this page.
Response: Please be advised that the bold faced, all caps, and centered presentation of the Issuer’s dealer manager has been removed from the cover page.
Questions and Answers, page vi
5.	Comment: Please revise to include a question and answer to state whether you will provide shareholders with information regarding your net asset value (NAV) on a per share basis. If not, please provide risk factor disclosure regarding the fact that investors will not have access to this information. If you intend to calculate NAV but not distribute the information to investors, please explain why. Similar disclosure should be provided in your summary and in more detail in your business disclosure.

Mr. Duc Dang
July 3, 2008

Response: Please be advised that the question and answer disclosure on page viii has been revised to state that the Issuer will not provide stockholders with information regarding NAV until at least three years after the completion of the final offering. The Issuer has also included a risk factor on pages 15-16 regarding the fact that investors will not have access to this information until the three years after completion of the final offering. In addition, similar disclosure has been added to the summary on page 2 and to the Investment Strategy, Objectives and Policy section on page 53.
How will the payment of fees and expenses affect my invested capital? page viii
6.	Comment: Please revise to separately disclose the percentage of offering proceeds that will be used to pay acquisition and advisory fees and the amount that will be used for investments, so that investors can understand the percentage of their funds that will actually be used to acquire assets.
Response: Please be advised that the disclosure under the question, “How will the payment of fees and expenses affect my invested capital” on page vii has been revised to disclose separately the percentage of offering proceeds the Issuer expects will be used to pay acquisition and advisory fees and the percentage the Issuer expects will be used for investments.
Prospectus Summary, page 1
7.	Comment: Please revise to briefly disclose your leverage policy.
Response: Please be advised that a description of the Issuer’s leverage policy has been added to page 2.
8.	Comment: Please revise the last bullet point in the summary of risk factors to clarify how failure to maintain REIT status would affect your operations and ability to make distributions.
Response: Please be advised that the last bullet point in the summary of risk factors on page 3 has been revised to clarify that failure to maintain status as a real estate investment trust (“REIT”) would adversely effect the Issuer’s operations and ability to make distributions because the Issuer will be subject to U.S. federal income tax on its taxable income at regular corporate rates with no ability to deduct distributions made to its stockholders.
9.	Comment: We note the disclosure that Brett Moody controls and indirectly owns your advisor. Please revise the prospectus to clarify the owners of the affiliates disclosed on page 4.

Mr. Duc Dang
July 3, 2008

Response: Please be advised that the disclosure on pages 4-5 has been revised to state that Mr. Brett C. Moody indirectly owns and controls Moody National Management, L.P., Moody OP Holdings I, LLC and Moody National LPOP I, LLC. In addition, the revised disclosure notes that Mr. Moody also indirectly owns Moody National Securities, LLC.
Compensation to Our Advisor and Affiliates, page 5
10.	Comment: Describe all fees on a leveraged and unleveraged basis. Provide similar disclosure in the more detailed compensation table beginning on page 60.
Response: Please be advised that the disclosure regarding the acquisition fees, origination fees and asset management fees has been revised on pages 6-7 and 64-65 to describe such fees assuming a leverage ratio of 75% as well as on an unleveraged basis. The disclosure regarding the debt financing fee has also been revised on the same pages to describe the amount of the fee assuming a leverage ratio of 75%. The Issuer respectfully submits that the property management fees and the disposition fees cannot be determined at this time because they depend on the value of the Issuer’s assets.
11.	Comment: Please revise to clarify if the debt financing fee is in addition to the acquisition fee your advisor will receive for the acquisition of a property. For instance, it appears that if you acquired a $100 million property with 80% leveraged then the advisor would be paid a 1.5% advisory fee and a 1% fee for the $80 million that was financed.
Response: Please be advised that the disclosure on page 7 has been revised to clarify that the debt financing fee is in addition to the acquisition fee the advisor will receive for the acquisition of a property if debt financing is used to acquire the property.
12.	Comment: We note the disclosure on page 7 that the property management fee will be a market based fee. Briefly here and in detail later, please revise to disclose how the market based fee will be determined.
Response: Please be advised that the disclosure on pages 7, 63 and 65 has been revised to state that the market based property management fee will depend on geographic location and asset class and will be determined based on a survey of brokers and agents in the area.
13.	Comment: We note the disclosure here that the advisor will be paid disposition fees if it provides a “substantial amount” of services in connection with the sale of property. Please revise to clarify how the term “substantial amount” is defined. Also, please revise to clarify if that means you could be required to pay a third

Mr. Duc Dang
July 3, 2008

party employed by the advisor, in addition to the 3%, if your advisor is deemed to have provided a substantial amount of disposition services.
Response: Please be advised that the Issuer has adopted this standard in compliance with Guideline IV.E. of the North American Securities Administrators Association, Inc.’s Statement of Policy Regarding Real Estate Investment Trusts, as revised and adopted on May 7, 2007 (“Guideline IV.E.”), which provides that the advisor will receive a commission on the sale of a property if it provides a “substantial amount” of services in connection with such sale. The term “substantial amount” is not defined in Guideline IV.E. The Compensation Tables have been revised to disclose that the Issuer’s independent directors will determine whether the advisor has provided a substantial amount of services in connection with the sale of a property. In regards to clarifying whether the Issuer may pay third parties as well as the advisor in connection with the sale of a property, the Issuer respectfully submits that the disclosure already provides that the aggregate of the disposition fees paid to the advisor by the Issuer and any real estate commissions paid to unaffiliated third parties by the Issuer may not exceed 6% of the contract sales price.
14.	Comment: We note that the acquisition and advisory fees will be 1.5% of the cost of each property. We further note the disclosure that in no event will the total of all acquisition fees and acquisition expenses exceed 6% of the contract prices. Please revise to explain how the sum of those two items could approach 6%.
Response: Please be advised that the disclosure has been revised on pages 9 and 68 to clarify that acquisition expenses include expenses related to the acquisition of real estate assets including, but not limited to, legal fees and expenses, travel and communication expenses, cost of appraisals, nonrefundable option payments on property not acquired, accounting fees and expenses, title insurance, and miscellaneous expenses related to the selection and acquisition of properties, whether or not acquired, and that such fees are generally paid to third parties and are in addition to the acquisition and origination fees of 1.5% paid to the advisor.
15.	Comment: Please revise to clarify if the special unit payments are the only compensation, other than disposition fees, your sponsor will receive in a liquidity event.
Response: Please be advised that the disclosure on page 68 has been revised to clarify that the special unit holder cannot earn both the subordinated participation in net sale proceeds and the subordinated distribution upon listing or a termination event and that, other than as set forth in the Compensation Table, the special unit holder will not be entitled to receive any redemption or other payments, including participation in the distributions to stockholders.

Mr. Duc Dang
July 3, 2008

Conflicts of Interest. page 9
16.	Comment: Please revise to address the conflict of interest that is presented when your advisor makes the determination to either pursue liquidation or listing, including a discussion of the benefits the advisor would receive by pursing listing over liquidation. Provide similar disclosure later when discussing liquidity events. Also, provide a risk factor that addresses the conflicts of interests and the substantial fees and expenses associated with listing over liquidation, including the expense of acquiring your advisor prior to listing.
Response: The Issuer respectfully submits that it is the Issuer’s board of directors, including its independent directors, who will determine whether to pursue liquidation or listing, and not the advisor. In addition, the incentive fees payable to Moody OP Holdings, LLC are payable whether or not the Issuer pursues a listing or liquidation, and thus, will not influence the advisor’s management of the Issuer in such a way to cause the Issuer to list its shares. The Issuer also notes the risk factor on pages 13-14, which describes the risks associated with a possible internalization of the advisor. While the Issuer acknowledges that internalizations typically occur before listing, internalization events could happen irrespective of whether the Issuer decides to list. Therefore, the Issuer believes that the disclosure contained in this risk factor should not include a discussion of the possibility that the Issuer would internalize its advisor prior to listing because such disclosure might mislead investors into believing that listing is the only trigger for an internalization of the advisor.
17.	Comment: Please revise to quantify the other real estate programs to which your advisor manages. Identify the number of those other programs that also have similar investment objectives. Provide similar clarification in the appropriate risk factor.
Response: Please be advised that the disclosure on page 9 has been revised to state that the advisor currently does not manage other real estate programs. We also note the risk factor on page 20 entitled, “The time and resources that Moody National affiliates devote to us may be diverted, and we may face additional competition due to the fact that Moody National affiliates are not prohibited from raising money for, or managing, another entity that makes the same types of investments that we target.” The Issuer respectfully believes that the above referenced risk factor covers the risk that the advisor might manage other real estate programs in the future.
18.	Comment: Please expand the next-to-last bullet point to briefly describe the conflicts associated with retaining an affiliate of your advisor to manager your properties.
Response: Please be advised that the next-to-last bullet point on page 9 has been revised to describe the conflicts associated with retaining an affiliate of the Issuer’s advisor to manage the Issuer’s properties.

Mr. Duc Dang
July 3, 2008

Distribution Policy, page 9
19.	Comment: We note that you intend to make distributions beginning on the first month after the minimum offering is achieved. Please revise to clarify if you will make such distributions even if they are funded by offering proceeds. In addition, please revise to clarify that distributions made from sources other than cash flow from operations could constitute a return of capital for tax purposes.
Response: Please be advised that the disclosure on page 10 has been revised to clarify that if funds from operations are not available to make distributions, the Issuer may need to borrow funds, request that its advisor defer its receipt of fees and reimbursements or expenses or, to the extent necessary, utilize offering proceeds in order to make cash distributions, and that distributions could thus represent a return of capital rather than a return on capital.
Risk Factors, page 11
We presently intend to effect a liquidity event within four to six years...page 12
20.	Comment: It appears that the risk discussed in the second paragraph, regarding the possibility that investors might not receive a full return of their investment, is a separate risk than that discussed in the subheading and the first paragraph. Please revise to include a separate risk factor.
Response: Please be advised that the second paragraph of the risk factor referred to above in the Staff’s comment is now a separate risk factor entitled, “Payment of fees to our advisor and its affiliates reduces cash available for investment, which may result in stockholders not receiving a full return of their invested capital.”
Risks Related to Conflicts of Interest, page 18
21.	Comment: Please revise to include a risk factor to discuss the risk associated with selling assets to parties affiliated with your advisor or sponsor if you have such ability.
Response: The Issuer respectfully submits that the risk factor entitled, “Our advisor may have conflicting fiduciary obligations if we acquire real estate assets from its affiliates or in joint ventures with affiliates. As a result, in any such transaction we may not have the benefit of arm’s length negotiations of the type normally conducted between unrelated parties,” on page 21, adequately discusses the risks associated with selling assets to parties affiliated with the Issuer’s affiliates, including its sponsor.

Mr. Duc Dang
July 3, 2008

We will incur mortgage indebtedness and other borrowings, which may increase...page 28
22.	Comment: Please revise this risk factor to highlight the risk that your board may approve debt levels above those stated in your charter, consistent with the disclosure on page 47.
Response: Please be advised that the risk factor on page 30 has been revised to clarify that, in accordance with the Issuer’s charter, the Issuer’s independent directors may approve temporarily incurring debt in excess of the 300% of net assets maximum leverage limit set forth in the Issuer’s charter.
To qualify as a REIT we must meet annual distribution requirements...page 30
23.	Comment: Please revise to discuss in more detail the risks associated with funding distributions through borrowing, issuing additional securities, selling assets, or using the proceeds of this offering. Describe the impact on the number of properties you will hold, the diversion of cash flows from operations to pay debt, and the resulting impact on cash flows available to pay distributions.
Response: Please be advised that the risk factor on page 32 has been revised to discuss in more detail the risks associated with funding distributions with sources other than funds from operations.
Investment Objectives, Strategy and Related Policies, page 39
24.	Comment: We note the disclosure on page 39 that you intend to initially invest in hotel properties because of the unique opportunities provided. Please revise to clarify the duration of the initial stage.
Response: Please be advised that the disclosure on page 41 has been revised to state that the Issuer anticipates focusing on investing in hotel properties during the first two years of the offering.
25.	Comment: We note the disclosure on page 39 that you may invest in the equity securities of other REITs. Please revise to clarify if you are able to invest in the equity securities of REITs affiliated with your sponsor or advisor.
Response: Please be advised that the disclosure on page 41 has been revised to clarify that the Issuer may invest in the equity securities of REITs affiliated with its sponsor or advisor so long as a majority of the Issuer’s independent directors approve the transaction as is required by the Issuer’s charter for any investment in equity securities as well as any transaction with the Issuer’s affiliates.
26.	Comment: Please revise to elaborate on the Moody Core Plus investment strategy, using plain English, so that investors can understand how you intend on

Mr. Duc Dang
July 3, 2008

achieving the disclosed investment objectives. Discuss the “optimization strategy” and how you will identify technical pressures.
Response: Please be advised that the description of the Moody Core Plus investment strategy has been revised on page 41 consistent with the Staff’s request.
27.	Comment: We note the general disclosure throughout this section that you may purchase property from parties affiliated with your advisor/sponsor. Please revise to clarify if your advisor will receive fees and commissions from the related party transactions from both you and the other party to the transaction. With regards to the sale of property to a related party, please discuss if there are any floor prices at which you would be required to sell the properties.
Response: Please be advised that the disclosure in the “Investment Objectives, Strategy and Policies” section has been revised (i) to clarify that the Issuer’s advisor will receive fees and commissions from related party transactions from the Issuer (see page 48) and (ii) to disclose that a majority of the Issuer’s independent directors must approve such affiliate transactions as being fair and reasonable to the Issuer and, at a minimum, on terms and conditions not less favorable to the Issuer than those available from unaffiliated third parties (see page 51).
Management, page 50
28.	Comment: On page 51, we note that the independent directors will be responsible for determining if the compensation to be paid to your advisor is reasonable. Please revise to clarify what are the results if the compensation is deemed unreasonable.
Response: Please be advised that the disclosure on page 55 has been revised to state that if the Issuer’s independent directors determine that the compensation to be paid to the advisor is unreasonable, the Issuer may terminate the advisory agreement or renegotiate the terms of the advisory agreement.
29.	Comment: Please revise to disclose the amount of time your executive officers will devote to you and disclose the number of other programs they are involved with.
Response: The Issuer respectfully submits that any attempt to quantify the amount of time the Issuer’s executive officers will devote to the Issuer’s business would be highly speculative since the actual amount of time required by the Issuer is contingent upon (i) the amount of the offering that is sold, (ii) the size and other specific conditions of the Issuer’s portfolio and (iii) other future market conditions that cannot be predicted at this time. However, the Issuer’s officers

Mr. Duc Dang
July 3, 2008

understand and agree that they will need to devote the time to the Issuer’s affairs as will be required by their fiduciary duties and the business realities that may develop.
30.	Comment: Please revise to clarify if you will have any employees or if you will rely solely on your advisor.
Response: Please be advised that we have revised the disclosure on page 58 to note that the Issuer will have no employees.
Management Compensation, page 60
31.	Comment: From the disclosure on page 54 we note that you are able to provide incentive compensation. Please revise the disclosure in this section to discuss the purpose for such disclosure in light of the incentive structure of the advisory and management agreements with affiliated parties.
Response: Please be advised that the disclosure on page 59 has been revised to state that the long term incentive plan provides the Issuer’s independent directors the opportunity to own shares of the Issuer, thereby more closely aligning their interests with the interests of the Issuer’s stockholders.
32.	Comment: Please revise this section to include a detailed discussion of the expenses that are reimbursable to your advisor.
Response: The Issuer respectfully submits that footnote 2 on page 67 provides a detailed discussion of the organization and offering expenses reimbursable to the Issuer’s advisor.
Operational Stage, page 60
33.	Comment: Please revise the description of acquisition expenses to disclose the maximum amount of your obligation to reimburse acquisition expenses.
Response: Please be advised that a reference to footnote 3 on pages 67-68 has been added to the description of acquisition expenses. Footnote 3 describes the limitation in the Issuer’s charter that acquisition fees or origination fees and acquisition expenses cannot exceed 6.0% of the contract purchase price of an investment.

Mr. Duc Dang
July 3, 2008

Liquidity Stage, page 61
34.	Comment: To aid investors understanding of the subordinated participation and distribution interest, please revise to provide examples.
Response: The Issuer respectfully submits that given the number of variables involved in determining the subordinated participation and distribution interest (including, among other items, the listing price and total value of assets), it would be misleading to provide investors with such examples as the actual results may vary greatly.
35.	Comment: We note disclosure at the bottom of page 62 that your sponsor is entitled the subordinated distribution payment if the agreement is terminated for “cause.” You then disclose on page 63 how the payment is determined for termination events “other than for ‘cause.’” Please revise to clarify how the noted payment is determined when the termination is for cause.
Response: Please be advised that the disclosure on page 67 has been revised to state that upon an advisory agreement termination event for “cause,” the one-time cash payment to the holder of special units will be $1.
Conflict Resolution Procedures, page 67
36.	Comment: Please revise to clarify whether your charter includes any restrictions on selling properties to your advisor or its affiliates.
Response: Please be advised that the disclosure on page 72 has been revised to provide that the Issuer may not sell properties to its advisor or affiliates unless a majority of the directors not otherwise interested in the transaction (including a majority of the independent directors) determines the transaction is fair and reasonable to the Issuer as required by the Issuer’s charter.
Prior Performance Summary, page 70
37.	Comment: From your disclosure, it appears that each program only owns three or fewer properties. Please revise to clarify.
Response: Please be advised that the disclosure on page 74 has been revised to clarify that no existing program has owned more than three properties.
38.	Comment: We note the disclosure that your sponsor was formed in 1998. You follow by disclosing that your sponsor has sponsored 33 programs as of December 31, 2007. All the listed programs are disclosed as being launched within the last three years. Please revise to discuss your sponsor’s activities from 1998 until 2005.

Mr. Duc Dang
July 3, 2008

Response: Please be advised that the description of the sponsor’s prior performance has been revised on page 74 consistent with the Staff’s request.
39.	Comment: Please revise to provide more detail about the adverse business developments experienced by the prior programs. Identify the programs and elaborate on the harm incurred.
Response: Please be advised that the description of adverse business developments has been revised on page 77 to clarify there have been no significant adverse business developments that have affected investors because the prior real estate programs are operated under a master lease structure pursuant to which investors receive lease payments regardless of the performance of the underlying real property.
40.	Comment: We note the disclosure of the property acquisitions made by the nonpublic entities. Please revise to disclose the method of financing for the listed properties. Please refer to Item 8.A.4 of Industry Guide 5.
Response: Please be advised that the disclosure on page 76 has been revised to explain that the property acquisitions made by the nonpublic entities were financed with a combination of debt and offering proceeds.
Management’s Discussion and Analysis, page 74
41.	Comment: We note the reference to working capital reserves. Please revise to clarify whether or not you anticipate establishing working capital reserve out of the offering proceeds, consistent with your disclosure on page 38.
Response: Please be advised that the disclosure on page 78 has been revised consistent with the Staff’s request.
Federal Income Tax Considerations, page 95
42.	Comment: We note the qualification in the introductory that the summary does not address all possible tax considerations that may be material to an investor. Please revise to remove the noted qualification.
Response: Please be advised that the qualification that the summary does not address all possible tax considerations that may be material to an investor has been removed from page 100.

Mr. Duc Dang
July 3, 2008

Appendix A — Prior Performance Tables
Table I, page A-2
43. Comment: Please advise how you determined the percentages listed under acquisition costs.
Response: Please be advised that the percentages listed for the line items under “Acquisition Costs” were determined by dividing the specific acquisition cost by the amount listed under “Total Acquisition Cost.”
Table II. page A-6
44.	Comment: We note that you have not included any disclosure of real estate commissions and other fees paid to the sponsor by third parties, as required by Instruction 4 to Table II. Please confirm to us that no third-party payments were made.
Response: Please be advised that Table II has been revised to incorporate the real estate commissions, as applicable, consistent with the Staff’s request.
45.	Comment: Please tell us why you have not disclosed any amounts in the line items for property management fees and partnership management fees. We note, for example, that you have agreed to pay the sponsor asset management and property management fees in the program you are offering in this registration statement.
Response: Pleased be advised that no amounts are included in the line items for property management fees and partnership management fees because thirty-one of the prior real estate programs listed were structured using a master lease, pursuant to which the investors, as owners of the property, have only one tenant, the sponsor, who is the master lessee. Under the master lease, the sponsor is required to pay all fees related to the property including taxes, insurance, repairs and maintenance as well as any management fees. Because these fees are not charged to investors, they are not listed as line items. Please be advised that Table II has been revised to incorporate the property management fees for the two prior real estate programs that are not structured with a master lease. None of the prior real estate programs involve a partnership and thus there are no partnership management fees.

Mr. Duc Dang
July 3, 2008

     We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.
Sincerely,
/s/ Rosemarie A. Thurston
Rosemarie A. Thurston
Enclosures
cc: Brett C. Moody